Summit Wireless Technologies, Inc.

6840 Via Del Oro, Ste. 280

San Jose, CA 95119

July 21, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, NE

Washington D.C. 20549

RE:	Summit Wireless Technologies, Inc.
File No. 333-239845
Registration Statement on Form S-3

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), Summit Wireless Technologies, Inc. (the “Registrant”) hereby requests that the United States Securities and Exchange Commission (the “Commission”) take appropriate action to accelerate the effective date of the above-referenced registration statement (the “Registration Statement”) so as to become effective on Thursday, July 23, 2020, at 5:00 p.m. Eastern Time, or as soon thereafter as practicable.

The Registrant understands that the Commission will consider this request for acceleration of the effective date of the Registration Statement as a confirmation of the fact that the Registrant is aware of its responsibilities under the Act and the Securities Exchange Act of 1934, as amended, as they relate to the proposed resale of the securities specified in the Registration Statement by the selling stockholders named therein.

Once the Registration Statement is effective, please orally confirm the event with our counsel, Sullivan & Worcester LLP, by calling David Danovitch at (212) 660-3060, or in his absence, Michael DeDonato at (212) 660-3038. We also respectfully request that a copy of the written order from the Commission verifying the effective date and time of the Registration Statement be sent to Mr. Danovitch via email at ddanovitch@sullivanlaw.com.

Sincerely,

Summit Wireless Technologies, Inc.

By:	/s/ Brett Moyer
Brett Moyer
Chief Executive Officer

cc:	George Oliva, Summit Wireless Technologies, Inc.
Gary Williams, Summit Wireless Technologies, Inc.
David E. Danovitch, Sullivan & Worcester LLP
Michael DeDonato, Sullivan & Worcester LLP